UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68899

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SQUARE GLOBAL U.S. LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

SOHO WORKS 430 WEST 14TH STREET 3RD FL.
(No. and Street)

NEW YORK	NY	10014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	212-751-4422	drutitskiy@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of The Stars, Suite 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Guy Belot__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Square Global U.S. LLC__, as of __December 31__, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __CEO__

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SQUARE GLOBAL U.S. LLC

(D/B/A SQUARE GLOBAL MARKETS)

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

SQUARE GLOBAL U.S . LLC

(D/B/A SQUARE GLOBAL MARKETS)

(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2025

Table of Contents



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Square Global U.S. LLC dba Square Global Markets d/b/a Square Global Markets:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Square Global U.S. LLC dba Square Global Markets d/b/a Square Global Markets (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 27, 2026

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets		
Cash	$	571,297
Fees receivable		86,124
Due from member		35,454
Property and equipment, net		12,757
Prepaids and other assets		62,279
Total Assets	$	767,911
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	100,931
Total Liabilities		100,931
Member's Equity		666,980
Total Liabilities and Member's Equity	$	767,911

See Accompanying Notes to Financial Statement

SQUARE GLOBAL U.S. LLC
(D/B/A SQUARE GLOBAL MARKETS)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Square Global U.S. LLC (D/B/A Square Global Markets) (the "Company") was formed as a limited liability company in Delaware on April 2, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investors Protection Corporation ("SIPC"), and a member of the National Futures Association ("NFA").

The Company is authorized by FINRA to be an exchange member engaged in floor activities, a broker or dealer retailing corporate equity securities over-the-counter, a put and call broker or dealer or options writer and a non-exchange member arranging for transactions in listed securities by an exchange member. During the year ended December 31, 2025, the Company commenced business operations, earning commission revenue by matching institutional clients for option transactions. These transactions are executed either through floor brokers on exchanges or over-the-counter (OTC) directly between counterparties. The Company acts as an agent and does not take principal positions in these transactions.

On September 20, 2017, the Company filed a name change, with the State of Delaware and FINRA, from Blue Vase Securities, LLC to Square Global U.S. LLC (D/B/A Square Global Markets). On September 29, 2017, the Company entered into a formal purchase agreement with Square Global Holdings U.S. Inc. ("SGH" and "Member").

The Member is fully committed to fund the Company's operations as needed in the future. The Company has incurred a series of losses over the years and it is the intention of the Member to continue to maintain the Company's operations, fund its ongoing expense and satisfy its net capital requirements under the SEC Uniform Net Capital Rule as needed through February 28, 2027.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at December 31, 2025. The accounts receivable balance at December 31, 2025 was $86,124.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for tax purposes. The taxable income or loss of the Company is allocated to the member. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statement. The Company is subject to New York City unincorporated business tax. As of December 31, 2025 no such liability was incurred for the year.

Leases

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company entered into a new 12-month office lease agreement effective May 1, 2025 through April 30, 2026.

NOTE 3 – NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the SEC and NFA, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Exchange Act and CFTC regulation 1.17 in accordance with requirements for Introducing Brokers, which require the maintenance of minimum net capital, and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, under the Rule 15c3-1, the Company had net capital of $470,366, which was $463,637 in excess of its required net capital of $6,729. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1, which is less than 15 to 1. At December 31, 2025, under the CFTC regulation 1.17, the Company had net capital of $463,637, which was $420,366 in excess of its required net capital of $50,000.

NOTE 4 – CONCENTRATIONS

The Company maintains its cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 6 – SEGMENT REPORTING

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company identified the Company's Chief Executive Officer as its Chief Operating Decision Maker ("CODM"). The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consists of computer equipment stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over an estimated useful life of five years.
A summary of the cost and accumulated depreciation of fixed assets at December 31, 2025 is as follows:

	Property and Equipment	Estimated Useful Lives
Computer Equipment	$ 15,008	5 years
Less accumulated depreciation	(2,251)	
	$ 12,757	

NOTE 8 – COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

NOTE 9 - RELATED PARTY

During the year ended December 31, 2025, Square Global Limited (the "Grandparent") paid for $55,749, of expenses on behalf of the Company. Additionally, effective May 1, 2025, the Company entered into an Administrative Services and Expense Sharing Agreement with the Grandparent, where certain operational expenses are allocated to the Company. The Company paid for $26,770 of such expenses during the year ended December 31, 2025.

As of December 31, 2025, the Company had a receivable from the Member of $35,454 for expenses paid on behalf of the Member.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, management believes that no material events have occurred that require recognition or disclosure in the financial statement or related notes.